Exhibit 8.2

January 23, 2007

The Board of Directors
U.S. Energy Corp.
877 North 8th West
Riverton, WY  82501

Gentlemen:

We understand that U.S. Energy Corp. (“Parent”) owns approximately 71% of the outstanding common stock of Crested Corp. (“Crested”).  We also understand that Parent and Crested have entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides that Crested will merge with and into Parent with Parent as the surviving corporation (the “Merger”), and that in the Merger each two issued and outstanding shares of Crested common stock not held by Parent will be converted into the right to receive one share of Parent common stock (the “Exchange Ratio”).

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the common stockholders of Parent of the Exchange Ratio.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

1.  Reviewed Parent’s and Crested’s audited financial statements included in their respective Annual Reports on Securities and Exchange Commission (“SEC”) Form 10-K for the fiscal years ended December 31, 2002 through 2005 and their respective unaudited financial statements included in their respective Quarterly Reports on SEC Form 10-Q for the nine months ended September 30, 2006, together with in each case the related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the Report;

2.  Reviewed the draft dated January 18, 2007 of the Merger Agreement, including (a) Section 1.5 providing for the conversion of Crested common stock into the right to receive Parent common stock based on the Exchange Ratio and (b) Section 1.6 providing for the cashless exercise at the effective time of the Merger of options to purchase Crested common stock outstanding under Crested’s Incentive Stock Option Plan and the conversion of such shares of Crested common stock into shares of Parent common stock based on the Exchange Ratio;

3.  Reviewed the draft dated January 18, 2007 of a Voting Agreement between Parent, Crested and certain stockholders of Crested;

4.  Reviewed certain internal financial and other data concerning the operations, financial condition and financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of Parent and Crested prepared by management of Parent;

5. Conducted discussions with members of management of Parent concerning the matters described in subparagraphs 1, 2 and 3 above;

6.  Visited certain facilities and business offices of Parent and Crested;

7.  Visited certain of Parent’s and Crested’s properties;

8.  Reviewed the executed Letter Agreement among U.S. Moly Corp., Parent, Crested and Kobex Resources Ltd. dated October 6, 2006 and subsequent amendment dated December 7, 2006;

9.  Reviewed the executed Exclusivity Agreement among Parent, Crested and sxr Uranium One Inc. dated July 10, 2006, and subsequent amendment dated January 2, 2007;

10.  Reviewed the executed Joint Venture Agreement by and between Parent and Crested dated August 1, 1981 and subsequent amendment dated January 20, 1989;

11.  Reviewed the list of outstanding employee stock options and warrants issued by Parent and Crested as provided by Parent;

12. Evaluated net asset approaches for Parent and Crested as stand-alone entities;

13. Reviewed the terms of (i) recent mergers and acquisitions of companies in the sector and (ii) premiums paid in acquisitions of a diverse set of companies;

14. Reviewed the historical market prices, trading activity, and valuation multiples for Parent’s and Crested’s publicly traded securities and compared them with those of certain publicly traded companies; and

15. Conducted such other studies, analyses and inquiries as we have deemed appropriate.

In preparing our Opinion, we have not independently verified the accuracy and completeness of the information supplied to us with respect to Parent or Crested and do not assume any responsibility with respect thereto, and have further relied upon the assurance of management of Parent that it is not aware of any facts that will make such information inaccurate or misleading in any respect material to our analysis.  We have not made any physical inspection or independent appraisal of any of the properties or assets of Parent, nor have we evaluated the solvency or fair value of Parent under any state or federal laws relating to bankruptcy, insolvency, or similar matters.  Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.  With respect to the financial forecast information furnished to or discussed with us by Parent, we have assumed that such information has been reasonably prepared and that it reflects the best currently available estimates and judgment of Parent’s management as to the expected future financial performance of Parent and Crested.  For purposes of this Opinion, we have assumed that Parent and Crested are not involved in any material transaction other than the Merger and those activities undertaken in the ordinary course of business.

This Opinion only addresses the matters specifically addressed hereby.  Without limiting the foregoing, this Opinion does not address: (i) matters that require legal, regulatory, accounting, insurance, tax or other professional advice; (ii) the underlying business decision of Parent, its security holders or any other party to proceed with or effect the Merger; (iii) the fairness of any portion or aspect of the Merger not expressly addressed in this Opinion; (iv) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of Parent, or any other party other than those set forth in this Opinion; (v) the relative merits of the Merger as compared to any alternative business strategies that might exist for Parent or the effect of any other transaction in which Parent or Crested might engage; (vi) the tax or legal consequences of the Merger to either Parent, its security holders, or any other party; (vii) the degree to which the amount and nature of the compensation from the Merger benefits any individual officers, directors, employees or class of such persons, relative to the benefits to the stockholders of Parent; (viii) the likely price at which Parent’s or Crested’s common stock will trade; or (ix) matters relating to the exercise or conversion of options issued pursuant to Crested’s Incentive Stock Option Plan.  We have not been engaged to initiate any discussions with third parties with respect to a possible acquisition or any other alternative transaction or to negotiate the terms of the Merger, and we have not been asked to, and do not, offer any opinion as to the material terms of the Merger Agreement or the form of the Merger.

We have assumed that the Merger will be consummated on the terms and conditions described in the Merger Agreement reviewed by us, without material delay, waiver, amendment or modification of any material term, condition or agreement therein, and that the definitive Merger Agreement will not differ in any material respect from the draft reviewed.

It should be understood that subsequent developments may affect the conclusions expressed in this Opinion if this Opinion were rendered as of a later date, and we disclaim any obligation to advise any person of any change in any manner affecting this Opinion that may come to our attention after the date of this Opinion.

Based upon the foregoing, and in reliance thereon, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the holders of Parent’s common stock.

This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offer or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent; provided, that we consent to a description of and the inclusion of the text of this Opinion in any filing required to be made by Parent with the SEC in connection with the Merger and in materials delivered to Crested’s stockholders that are a part of such filings, provided that any such description shall or inclusion shall be subject to our prior review and approval.

We will receive a fee from Parent for this Opinion, no portion of which is contingent upon the consummation of the Merger or the conclusions reached in this Opinion.  In addition, Parent has agreed to indemnify us for certain liabilities arising out of our engagement.

Our Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent.  Our Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our retainer agreement, and subject to the understanding that our obligations in connection with this Opinion are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of ours shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

NAVIGANT CAPITAL ADVISORS, LLC